EXHIBIT 3
December 10, 2007
PDL BioPharma, Inc. Board of Directors
PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA 94555
Ladies and Gentlemen:
We acknowledge the progress the Board of Directors has made towards achieving the objectives outlined in the October 1st press release and continue to believe that an expeditious sale of PDL Biopharma, Inc. (“PDL”) as a whole or the monetization of its key assets will generate significant value for shareholders. As you are obviously aware, the recent sell-off in the stock has further widened the gap between the company’s public-market valuation and intrinsic value, making the Board of Director’s task even more relevant. The recent sell down by your most vocal shareholder should not invite the Board of Directors to ignore its fiduciary duty to the company’s owners. Rest assured that Highland is closely monitoring the process with a view towards protecting our investor’s best interests.
In our previous communication we encouraged the Board of Directors to retain additional expertise in evaluating its most valuable asset, the royalty stream. As you know, PDL’s royalty stream is a complex financial asset most comparable to a bond and in our opinion should be marketed as such if maximum value is to be achieved. Thus, we recommend that the Board of Directors engage an advisor with substantial experience and demonstrable competence with these esoteric assets. We do not believe the advisor selected by the Board of Directors is so qualified. When pressed on a recent conference call, Merrill Lynch could not name a single successful pharmaceutical royalty securitization transaction it had consummated. Their status as a leader in the mortgage securitization marketplace is irrelevant given the unique cash flow characteristics and buyer pool of pharmaceutical royalty streams.
While the current advisor’s lack of experience with pharmaceutical royalties is reason enough to seek additional counsel, recent developments lead us to believe that the Board of Directors should seek additional assistance immediately. Pointedly, the current advisor appears incapable or unwilling to market the royalty stream to all appropriate buyers, which we believe will impair the value of the asset. In fact, we understand that many well-known leading buyers of pharmaceutical royalty streams have been denied diligence materials to assist them with valuing the asset. Based on our experience, a substantial universe of savvy, well-capitalized investors would include Farallon Capital Management, HBK Investments, QVT Financial, Marathon Asset Management, Perry Capital, McDonnell Investment Management, Taconic Capital Advisors, and Apollo Investment Corp; these parties and others should be given the full opportunity to enter into a confidentiality agreement in order to evaluate the company’s assets. Furthermore, Highland Capital Management has been excluded from this process, which we find particularly concerning given our status as a significant equity owner and participant in the pharmaceutical royalty securitization market. Highland Capital Management desires to be included in this auction, is willing to sign a confidentiality agreement, and will dedicate substantial resources to evaluate these assets in a most expeditious manner. We believe the prosecution of the asset sales thus far to be a breach of fiduciary responsibility by both Merrill Lynch and the Board of Directors.
13455 Noel Road, Suite 800, Dallas, TX 75240 Tel (972)628-4100 Fax (972)628-4147

Finally, we believe the current advisor may be rushing to achieve a transaction that we would view as suboptimal. It is our understanding that the final bid date for the royalty auction has been set for December 19th. Additionally, based on our market reconnaissance, we believe that the field of bidders has been effectively limited to one party, leading us to believe that the process is not competitive and will result in a suboptimal outcome if allowed to proceed. We believe the auction should be conducted in early 2008, with a pre-arranged financing package available for any potential buyer — a successful royalty stream auction tool that a more experienced advisor routinely provides.
With the proper guidance, we believe the Board of Directors can deliver an optimal outcome to shareholders. We reiterate our demand that the Board of Directors take appropriate actions to honor its fiduciary obligations to PDL’s shareholders.
Sincerely,
Jim Dondero
President and CEO
Highland Capital Management
13455 Noel Road, Suite 800, Dallas, TX 75240 Tel (972)628-4100 Fax (972) 628-4147